EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Announces Corporate and Board Appointments

Toronto, Canada – February 14, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") has made several corporate and board changes effective immediately. Arnold Kondrat, currently Executive Vice-President, has been appointed President and Chief Executive Officer of the Company replacing Dr. Peter Ruxton.  Dr. Ruxton will continue as a director on the board of directors of the Company.  “We would like to thank Peter for leading Gentor’s exploration activities in Turkey and Oman and look forward to his continued support and technical expertise as a member of the board”, commented Arnold Kondrat.  Mr. Kondrat has been Executive Vice-President and a director of Gentor for the past 7 years.  He has been involved in corporate finance activities for over 25 years.  He is also President and Managing Director of Sterling Portfolio Securities Inc., a private venture capital firm based in Toronto.  Mr. Kondrat is a founding director of Banro Corporation, Delrand Resources Limited and Loncor Resources Inc.

Two new directors, Richard Lachcik and Bill Wilson, have been appointed to Gentor’s board, replacing David Twist and Rudolph de Bruin.  “We would like to thank David and Rudolph for their valuable contributions to Gentor as directors of the Company over the last 4 years and welcome Richard and Bill to the Gentor board”, stated Mr. Kondrat.

Mr. Lachcik is a partner of the law firm Norton Rose Fulbright Canada llp, which acts as counsel to Gentor.  He has been practising corporate and securities law in Toronto, Canada for over 29 years.  Mr. Lachcik has extensive experience in representing public companies and has also acted for a number of investment dealers.  He has been an officer and director of a number of Canadian public companies.

Mr. Wilson is currently director, Executive Vice President and CFO of TUVERA Exploration Inc.  He has spent the last 30 years creating and managing sixteen international mining companies as a director, an officer and technical adviser. Previously he was Vice President of Kaiser Canada, President of Humphreys Mineral Industries, President of Basin Perlite Company, President and CEO of Banro Corporation, and President of New Horizon Uranium Corporation.  Mr. Wilson graduated from the Colorado School of Mines with a Metallurgical Engineering degree and received an M.B.A. from the University of Southern California.  He is a qualified professional member of the Mining and Metallurgical Society of America in Mining, Metallurgy and Environmental Compliance, a member of the Canadian Institute of Mining, a fifty-year member of the Society of Mining Metallurgy and Exploration, a past chairman and honorary life member of the Colorado Mining Association and an adjunct instructor at the Colorado School of Mines in mining and industrial minerals.

About Gentor
Gentor is a mineral exploration company whose projects include copper and gold properties in Turkey and the Sultanate of Oman.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey and the Sultanate of Oman.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.